Exhibit 99.1

ASX Announcement

13 April 2026

Small Holding Share Sale Facility

Immuron Limited (ASX:IMC and NASDAQ: IMRN) (Immuron or the Company) is pleased to announce that it is providing eligible holders of small parcels of ordinary shares the opportunity to sell their shareholding without incurring brokerage or handling costs.

To facilitate this, the Company has established a Small Holding Share Sale Facility (Sale Facility or Facility) for holders whose shareholdings have a market value of less than $500. At the closing market price of $0.027 on the Record Date, that equates to shareholding of 18,518 shares or less (Small Holdings). The Record Date for the purposes of determining holders of Small Holdings has been set at close of trade on 8 April 2026.

Shareholders with Small Holdings are not obliged to sell their shares. However, such shareholders will need to opt out of the Sale Facility by returning the Share Retention Form no later than 5.00pm on 1 June 2026 (Sydney time) or their Shares will be automatically sold for them.

Any tax consequence arising from the participation in the Sale Facility will be the responsibility of Sale Shareholders. The Company has chosen to offer this Sale Facility because as at 8 April 2026, nearly 1,500 of the Company's approximately 2,400 shareholders own Small Holdings. This Sale Facility will enable Immuron to substantially reduce the administrative cost of managing Small Holdings. In addition, it will enable investors with Small Holdings, who may find it difficult or expensive to dispose of their shares through normal means, to dispose of their Small Holdings in a cost-effective manner.

A letter being dispatched to all relevant shareholders explains the Terms of the Sale Facility and the benefits to the Company. This letter will be accompanied by a Q&A Information Sheet and a personalised Share Retention Form. A copy of these is attached to this announcement.

KEY DATES*
Record Date	8 April 2026
ASX Announcement re Small Holdings Sale Facility	13 April 2026
Letters and Retention Form sent to shareholders holding Small Holdings	13 April 2026
Closing Date for receipt of Share Retention Forms	1 June 2026 at 5.00pm (Sydney time)

*	The Company may modify these dates or suspend or terminate the UMP Facility (in accordance with its Constitution and the ASX Listing Rules). Any modifications, suspension or termination will be notified to shareholders through an announcement to the ASX.

Should you have any questions, please call your broker, accountant or professional adviser. If you require information on how to complete the Retention Form, please contact the Company Secretary on +61 3 8892 4854.

Attached to this announcement is the letter sent to eligible shareholders.

This release has been authorised by the Directors of Immuron Limited. Further information please contact:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

13 April 2026

Dear Shareholder

IMPORTANT NOTICE

Small Holding Share Sale Facility

We are pleased to advise you that Immuron Limited (ASX: IMC and NASDAQ:IMRN ) (Immuron or the Company) has established both a Small Holding Share Sale Facility (Sale Facility or Facility) for shareholders who own IMC shares with a market value of less than A$500 (Small Holding) as at close of trade on 8 April 2026 (Record Date).

You are receiving this letter because our records show that as at the Record Date you held a Small Holding of Immuron shares (18,518 or less) and hence you are eligible to participate in the program.

The Facility will enable the aggregation, and on-sale, of all Small Holdings. Furthermore, the Facility will allow all Small Holding shareholders to sell their Shares without incurring any brokerage or handling costs. Instead, Immuron will pay all costs associated with the sale and transfer of Shares through the Facility (excluding any tax consequences of the sale, which will be your responsibility).

As a result of this sale of Small Holdings, the Company expects to significantly reduce its administration costs, specifically those associated with maintaining a large number of small shareholdings. The price that you will receive for your shares under the Sale Facility will be determined when and by how the shares are sold. The Company may sell your shares on market or in any other way they consider fair and reasonable in these circumstances. If the shares are sold on market the price will depend on a number of factors, including market conditions at the time of sale.

YOUR SHARES WILL BE SOLD

IMC’s share register records indicate that your shareholding was a Small Holding based on the Company's share price of $0.027 as at close of trade on 8 April 2026. If you do nothing, your shares will be sold unless you advise the Company that you DO NOT WISH to sell your shares by 5:00pm (Sydney time) on 1 June 2026. The Company intends to sell your shares through the Sale Facility in accordance with Clause 10.4 of the Company’s Constitution and the ASX Listing Rules. Funds will be sent to you as soon as is practicable following the completion of the sale.

Immuron has appointed Henslow to sell the Shares under the Facility and the proceeds from the sale of the Shares will be remitted to participating shareholders as soon as practicable following settlement of all Shares sold through the Facility.

TO KEEP YOUR SHARES

If you DO NOT WISH to sell your shares through the Sale Facility, you must complete and return the attached form (Share Retention Form) to the address on the form so that it is received by 5:00pm (Sydney time) on 1 June 2026.

Please read the instructions on your personalised Share Retention Form carefully before completing it.

If you want to sell your shares through the Sale Facility, you do not need to take any action. By refraining from taking any action, after the expiration of the time prescribed in the ASX Listing Rules and the Company’s Constitution, you will be deemed to have irrevocably appointed the Company as your agent:

a)	to sell all of your shares at a price to be determined, by when and how the shares are sold and without any cost being incurred by you; and

b)	to deal with the proceeds of the sale as set out in the attached Q&A Information Sheet.

IMPORTANT INFORMATION

The Company has determined that you hold a Small Holding, based on the Company’s closing share price on the Record Date.

If you have a Small Holding as at the Record Date, then unless you complete and return the Share Retention Form, the Company will be entitled to sell your Shares under the Sale Facility.

The Company does not make any recommendations or provide any advice to you regarding whether to buy, sell or hold your Shares, nor that this Sale Facility is the best way to sell your Shares. The attached Q&A Information Sheet sets out further details of the Sale Facility, which you should read before making any decision.

If you need help deciding what to do, or if you require information regarding the financial, legal or tax consequences of participating in the Facility you should consult your legal, financial or taxation adviser.

If you require information on how to complete the Share Retention Form, please contact the Company Secretary on +61 3 8892 4854.

Yours faithfully

On behalf of the Board

Olga Smejkalova

Company Secretary

13 April 2026

Small Holdings Share Sale Facility Q&A Information Sheet

WHAT IS SMALL HOLDING OF SHARES?

A Small Holding of shares is a holding of Immuron Limited (Immuron or the Company) shares valued at less than $500 as at close of trade on 8 April 2026 (Record Date). Based on the closing price of Immuron’s shares at the Record Date, this equates to a holding of 18,518 shares or less.

WHY IS IMMURON DOING THIS?

Immuron has decided to establish a Small Holdings Sale Facility (Facility) to enable you to sell your Small Holding without incurring brokerage or handling costs that could otherwise make a sale of your Small Holding uneconomic or difficult.

Based on the register of ASX shareholders of Immuron as at 5.00pm (AEST) on the Record Date:

a)	Small Holdings of shares is any shareholding of 18,518 ordinary shares or less;

b)	Nearly 1,500 out of 2,400 shareholders hold Small Holdings; and

c)	based on the closing price of $0.027 on the Record Date (Closing Price) this represents a total of approximately 7.5 million ordinary shares.

The sale of Small Holdings through the Facility will also enable Immuron to reduce administrative costs associated with maintaining a large number of relatively small holdings of Shares. If most Small Holding holders do sell their shares, there will be up to a 63% reduction in the number of Immuron shareholders. This will result in significant cost savings to the Company.

WHAT IF I OWN MORE THAN 18,518 SHARES?

Shareholders who own more than 18,518 shares will not be eligible to participate.

WHAT PRICE WILL I RECEIVE FOR SHARES SOLD THROUGH THE SALE FACILITY?

The price that you receive for your shares under the Sale Facility will be determined by when and how the shares are sold. Immuron has appointed a Broker (Henslow) to sell your shares on market or in any other way they consider fair and reasonable in the circumstances. If the shares are sold on market, the price will depend on a number of factors, including market conditions at the time of sale.

You will not have control over the time at which your shares are sold, the price you receive may be different from the price appearing in the newspaper or quoted by ASX on any day, may not be the best price on the day that your shares are sold and may be an average price per share based on the price obtained for all the shares sold under the Facility. If the Broker sells your shares other than on market, the price will be the price that the Broker has been able to negotiate with the acquirer(s).

WHAT IS THE AMOUNT I WILL RECEIVE FROM THE SALES OF MY SHARES?

You will receive an amount per share equal to the total proceeds from all shares sold under the Sale Facility divided by total number of shares sold under the Sale Facility, without any deduction for brokerage or handling costs.

Accordingly, the price you will receive for each Share will be the average price of every share sold under the Sale Facility. All holders of Small Holdings who are participating in the Sale Facility will receive the same price per Share and payment for your holding will be the average sale price multiplied by the number of your Shares sold.

WHAT IF IMMURON’S SHARE PRICE CHANGES BETWEEN THE RECORD DATE AND CLOSING DATE?

If Immuron’s share price on the ASX increases between the Record Date and Closing Date such that at the Closing Date the value of your Shares is equal to or greater than A$500, your Shares will not be sold under the Sale Facility and you will continue to retain your Shares.

WHAT ARE THE KEY DATES?

A summary of the key dates in relation to the Facility are as follows:

Record Date	8 April 2026
ASX Announcement re Small Holdings Sale Facility	13 April 2026
Letters and Retention Form sent to shareholders holding	13 April 2026
Small Holdings
Closing Date for receipt of Share Retention Forms	1 June 2026 at 5.00pm (Sydney time)

WHAT IS THE PRICE OF IMMURON’S SHARES?

The last sale price of Immuron’s shares on the Record Date was $0.027. The share price changes frequently and more recent prices are available on the ASX website (www.asx.com.au) under the ASX code 'IMC'.

WHEN WILL THE PROCEEDS FROM THE SALE OF SHARES BE SENT TO ME?

Payment will be sent to you following settlement of the sale or otherwise as soon as is practical. Payment will be made in Australian dollars. You will be notified by way of a transaction confirmation statement of the number of your shares sold, and the price and total sale proceeds. Payment will be made via a direct credit to your bank account at an Australian financial institution (where we have your details or upon nomination by you of a relevant bank account), or otherwise by cheque in Australian dollars to your postal address as shown in the share register, or if you are a joint holder to the address shown in the share register as the address of the member whose name first appears in the register.

IF I BUY MORE SHARES, CAN I RETAIN MY HOLDING?

Yes, the Company will treat any purchase of additional shares to increase the value of a Immuron’s shareholding to more than $500 as an indication that you do not want your shares to be sold through the Sale Facility. For a purchase to be an effective notification that you wish to retain your shares, any additional shares must be registered by 5:00 pm (Sydney time) on 1 June 2026 (Closing Date) under the same name and address and with the same holder number (SRN or HIN) as set out in this letter.

WHAT IF MY SHARES ARE HELD IN A CHESS HOLDING?

If your shares remain in a CHESS holding at 5:00pm (AEST) on the Closing Date, the Company may move those shares to an issuer sponsored holding and the shares will be sold through the Sale Facility.

WHERE CAN I GET FURTHER INFORMATION?

Should you have any questions concerning your shareholding or how the Facility will work, please contact Immuron’s Company Secretary on +61 3 8892 4854.

I HAVE MORE THAN ONE HOLDING AND WANT TO CONSOLIDATE

If you currently have more than one holding on the Company's share register, you may wish to consider amalgamating them. This may result in your amalgamated holding no longer being Small Holdings.

Under these circumstances your shares will not be sold as part of this Sale Facility. Please contact the Share Registry via the contact details below:

1300 737 760 (within Australia), +61 (2) 9290 9600 (outside Australia) between the hours of 9:00am and 5:00pm (Sydney time) Monday to Friday.

IMPORTANT NOTES

The Company reserves the right to change any of the dates referred to in this letter by notice to the ASX. This letter does not constitute advice nor a recommendation to buy, sell or hold shares nor that the Sale Facility is the best way to sell Immuron’s shares. If you are in any doubt about what to do, you should consult your legal, financial or taxation adviser.

Immuron Limited ACN 063 114 045	All correspondence to
 Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001

Tel: 1300 737 760 (within Aust)
Tel: + 61 2 9290 9600 (outside Aust)
Fax: + 61 2 9279 0664

www.boardroomlimited.com.au
corporateactions@boardroomlimited.com.au

Subregister
SRN/HIN.

Share Retention Form

IMPORTANT: This is an important document and requires your immediate attention. Immuron Limited (Immuron or the Company) is implementing a share sale facility of ordinary shares for holders of less than a marketable parcel defined as shares valued at less than $500) (Facility). Further details regarding the Sale Facility are set out in the letter sent to you from the Company dated 13 April 2026, which accompanies this form. If you do not want the parcel of shares in the Company referred to below sold under the Sale Facility, you must complete this form and return it so that it is received by the Company’s share registry no later than 5.00pm (AEST) on 1 June 2026. If you are in any doubt as to how to deal with this form, you should consult your professional adviser.

If your holding of the Company’s shares increases to more than $500 by on market purchases, share price increase or otherwise, then your holding will not be sold under the Sale Facility.

A .	Number of shares held as at Record Date

The number of shares that you held at 7pm on 8 April 2026:

B .	Retention of shares

I / We refer to the Sale Facility letter from the Company dated 13 April 2026 and hereby give notice that we would like to retain my / our shares.

C .	Contact details (Enter your contact details below)

CONTACT NAME	TELEPHONE WORK	TELEPHONE HOME	EMAIL ADDRESS
	( )	( )

D .	Shareholder Signature

By signing and returning this form, I/we confirm that I/we understand that my/our shares will NOT BE SOLD under the Sale Facility.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Day	Month	Year

\ \2026

This form must be received by no later than 5.00pm on
1 June 2026

LODGEMENT INSTRUCTIONS ARE ON THE REVERSE OF THIS FORM

Additional information

How to complete this form

A.	This is the number of shares that you held at 7pm on 8 April 2026.

B.	If you would like to retain your shares, please mark the box on the front of this form and return it to the Company’s share registry in accordance with the lodgement instructions below. If this form is not received by 5.00pm (AEST) on 1 June 2026, and you have not otherwise validly notified the Company that you wish to retain your shares, the Company will be entitled to sell your shares on your behalf. IF YOU WOULD LIKE THE COMPANY TO SELL YOUR SHARES, YOU SHOULD NOT COMPLETE THIS FORM.

C.	Enter your contact details so we may contact you regarding your form.

D.	The form must be signed. In the spaces provided you must sign this form as follows:

Individual: Where the holding is in only one name, this form is to be signed by the securityholder.

Joint Holding: Where the holding is in more than one name, all the securityholders must sign.

Power of Attorney: To sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. Please indicate the office held by signing in the appropriate place.

Lodgement of this Form

If you wish to retain your shares, this form must be completed and returned to the share registry by no later than 5.00pm (AEST) on 1 June 2026. If you are returning your form by post, please allow sufficient time for collection and delivery by postal services. The postal rule does not apply, which means that to be valid your completed form must be received by no later than 5.00pm (AEST) 1 June 2026.

Mailing address:	Delivery address:

Immuron Limited	Immuron Limited
C/- Boardroom Pty Limited	C/- Boardroom Pty Limited
GPO Box 3993	Level 8
SYDNEY NSW 2001	210 George Street
SYDNEY NSW 2000

Consolidation of shareholdings

If you have more than one holding on the Immuron Limited register, you should consider consolidating them. For further information regarding this, please contact Boardroom Pty Limited on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia).

Changes of Address Supported by your Signature(s)

If your address is not exactly as shown, please provide details below. This is only relevant for Issuer Sponsored registered holdings. CHESS holders must notify your sponsoring broker for amendments to holdings on the CHESS Subregister.

CHANGE OF ADDRESS DETAILS – ISSUER SPONSORED ONLY

SIGN HERE FOR ADDRESS AMENDMENTS:

Shareholder 1 (Individual) / Sole Director & Sole Company Secretary	Joint Shareholder 2 (Individual) / Director	Joint Shareholder 3 (Individual) / Director/Company Secretary (Delete one)

Privacy Statement

Boardroom Pty Limited advises that Chapter 2C of the Corporations Act 2001 (Cth) requires information about you as a shareholder (including your name, address and details of the shares you hold) to be included in the public register of the entity in which you hold shares. Information is collected to administer your share holding and if some or all of the information is not collected then it might not be possible to administer your share holding. Your personal information may be disclosed to the entity in which you hold shares. You can obtain access to your personal information by contacting us at the address or telephone number shown on the Form. Our privacy policy is available on our website (https://boardroomlimited.com.au/corp/privacy-policy).